Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

May 22, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY Mark P. Shuman Branch Chief-Legal U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	David A. Schuette Direct Tel +1 312 701 7363 Direct Fax +1 312 706 8201 dschuette@mayerbrown.com

Re:                             Textura Corporation

Registration Statement on Form S-1

File No. 333-187745

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in connection with certain comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letters dated February 6, 2013 and May 15, 2013 with respect to the above-referenced registration statement for an offering of the Company’s common stock (the “Registration Statement”).  We have listed below each specific comment as well as the Company’s response thereto, including proposed disclosure.

1.  By letter dated February 6, 2013, the Staff provided the following Comment #25 to the Company: “When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.”

The Company advises the Staff that the proposed IPO price range to be included in the next amendment to the Registration Statement is $13.00 to $15.00 per share. The Company further advises the Staff that the Company first engaged the underwriters in September 2012, and had preliminary discussion with the underwriters regarding valuation of the Company’s stock in mid-March of 2013. The Company conducted more detailed discussions with the underwriters in mid-May of 2013, at which time the foregoing price range was first communicated.

2.  By letter dated February 6, 2013, the Staff provided the following Comment #27 to the Company: “…[W]hen the IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant.”

Other than those equity awards to be granted effective with the IPO as disclosed in the most recent amendment to the Registration Statement, the Company has not granted any stock options or other equity awards since February 4, 2013, when it granted options to purchase an aggregate of 20,000 shares of common stock at an exercise price of $14.24 per share, equal to the estimated fair value of the common stock on such date.  The fair value was determined based on the factors described in the Registration Statement. The Company believes that there is not a material difference between the fair value of its common stock used for the grant made in February 2013 and the midpoint of the proposed IPO price range of $14.00 per share.

Accordingly, the Company believes that the descriptions of the valuation considerations that were used for the February 2013 grant, all of which are contained in the Registration Statement, are sufficient. The Company believes that its accounting for share-based compensation was appropriate and that no additional disclosure regarding the differences in the proposed IPO price range and the fair value of the common stock at the February grant date would be material to investors.

3. By letter dated May 15, 2013, the Staff provided the following Comment #7 to the Company:  “You state that you are not in compliance with your debt service covenant and that any related default has been waived by First Midwest Bank. Please quantify the amount of the deficiency…”

The Company advises the Staff that the Company plans to add the bolded language below to the existing paragraph on page 69 of Amendment No. 2 to the Registration Statement in the next amendment to the Registration Statement in response to such Comment #7:

The loan payable to First Midwest Bank has been used exclusively for the purchase of land and the construction of our corporate headquarters facility in Deerfield, Illinois. Interest under the loan is payable at the greater of the 30-day LIBOR plus 4.5% or 5.5%. Estimated interest payments assume the September 30, 2012 interest rate on the loan of 5.5%. The agreement includes a debt service covenant requiring us to maintain a ratio of net cash flow from operations to debt service (both terms as defined in the agreement) of not less than 1.10 to 1.00, and an equity issuance covenant that requires lender consent for certain future equity issuances. Our net cash flow from operations for fiscal 2012 and the six months ended March 31, 2013 was negative, and we consequently did not satisfy the debt service covenant. We estimate that the additional net cash flow from operations required to satisfy the ratio for the four fiscal quarters ended March 31, 2013 was at least $5.5 million. Compliance with the debt service covenant and any related default was waived by First Midwest Bank through December 31, 2013. Following the completion of this offering, we intend to renegotiate the terms of the loan and/or to seek proposals from other lenders to refinance the loan. If we are unable to renegotiate the terms of the loan or to replace the loan, we expect to have sufficient cash to repay the loan. Accordingly, we do not expect that any failure to satisfy such covenants in the future would have a material adverse effect on our operations.

The Company respectfully requests that the Staff contact the Company if any of the foregoing responses or disclosures do not adequately address the Staff’s comments.

Thank you very much for your assistance with these matters. If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette

David A. Schuette

Cc:                             Ivan Griswold, Securities and Exchange Commission

Melissa Feider, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission

Franco Turrinelli, Textura Corporation

Ryan Lawrence, Textura Corporation